Exhibit 99.2

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary can assist you in completing this Letter of Transmittal (see back cover of this document for address and contact information).

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

AUGUSTA RESOURCE CORPORATION

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the “Augusta Shares”) of Augusta Resource Corporation (the “Company”) deposited in connection with the proposed amalgamation (the “Amalgamation”) involving the Company, 8988285 Canada Inc. (“Newco”) and HudBay Minerals Inc. (“Hudbay”, and together with Newco, the “Purchasers”) that is being submitted for approval at the special meeting of shareholders of the Company to be held on September 19, 2014 (the “Meeting”) as described in a management information circular dated August 25, 2014 (the “Circular”). Pursuant to the Amalgamation, the Company and Newco will amalgamate and continue as one corporation (referred to herein as “Amalco”).

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

TO:	AUGUSTA RESOURCE CORPORATION

AND TO:	EQUITY FINANCIAL TRUST COMPANY, at its office set out herein.

In connection with the Amalgamation being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Augusta Shares. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in Which Registered	Number of Augusta Shares Deposited

The undersigned transmits herewith the certificate(s) described above for cancellation upon the Amalgamation becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Augusta Shares represented by the enclosed certificate(s) (the “Deposited Shares”) and at the Effective Time, Amalco will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities. In connection with the Amalgamation and for value received, at the Effective Time, all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Time, as well as the right of the undersigned to receive any and all distributions, shall have been assigned to Amalco.

The undersigned irrevocably constitutes and appoints Equity Financial Trust Company (the “Depositary”)and any officer of the Purchasers, and each of them and any other persons designated by the Purchasers in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Amalgamation with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares consisting of securities on the registers of the Company; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to Amalco.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Purchasers and the Depositary to mail or to deliver the certificate(s) representing the Hudbay Shares and Hudbay Warrants (to be automatically issued as consideration for the redemption of the Amalco Redeemable Preferred Shares issuable pursuant to the Amalgamation) that the undersigned is entitled to receive under the Amalgamation representing payment for the Deposited Shares promptly, and in any event within three days, after the Effective Time, by such means as the Depositary may deem prudent, to the undersigned, or to hold such certificate(s) for the Hudbay Shares and Hudbay Warrants for pick-up, in accordance with the instructions given below.

If the Amalgamation is not completed or proceeded with, the enclosed share certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out in the applicable box below or, failing such address being specified, to the undersigned at the address of the undersigned as shown on the register of the transfer agent of the Company.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Amalgamation as entered into through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par la fusion, telle qu’il est accepté au moyen de cette lettre d’envoi, de mệme que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

BLOCK A

REGISTRATION INSTRUCTIONS
(please print):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Social Insurance or Social Security No.)

BLOCK B

DELIVERY INSTRUCTIONS
☐ Same as address in Block A (check box) or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

BLOCK C

STATUS AS UNITED STATES HOLDER

Indicate whether you are a United States (“U.S.”) holder or are acting on behalf of a U.S. holder:

☐ The owner signing on page 3 represents that it is not a U.S. holder and is not acting on behalf of a U.S. holder.
☐ The owner signing on page 3 is a U.S. holder or is acting on behalf of a U.S. holder.

U.S. holders must provide their Taxpayer Identification Number (“TIN”)

To avoid U.S. backup withholding, if you are a U.S. holder or acting on behalf of a U.S. holder, you must complete Substitute Form W-9 on page 4 or, in certain circumstances, another withholding tax certificate. You can find more information on page 9 (see Instruction 7, “Substitute Form W-9 — U.S. Shareholders”).

BLOCK D

☐ HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

Signature guaranteed by
(if required under Instruction 3):	Dated:

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 4)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative (please print or type, if applicable) (please print or type)

TO BE COMPLETED BY U.S. HOLDERS

(See “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” below)

Please fill out your name and address below:
SUBSTITUTE	Name:

Form W-9	Address:	-

Department of the Treasury Internal	City, State and Zip Code:
Revenue Service

Payer’s Request	Part 1 – PLEASE PROVIDE YOUR TIN IN	Social Security Number:
for Taxpayer	THE BOX AT RIGHT AND CERTIFY BY
Identification	SIGNING AND DATING BELOW	OR
Number (TIN)
Employer Identification Number:

Part 2 –

	Awaiting TIN	☐
	Exempt	☐

Part 3 – Exemption from FATCA reporting code (if any):

Part 4 – Exempt Payee Code (if any):

For instructions regarding exemption from FATCA reporting code and exempt payee code, see Form W-9 Instructions at http://www.irs.gov/pub/irs-pdf/fw9.pdf

CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. person (including a U.S. resident alien), and (4) the FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. If you are exempt from backup withholding, check the “Exempt” Box in Part 2.

The IRS does not require your consent to any provision of this document other than certifications required to avoid backup withholding.

SIGNATURE	DATE

NAME (Please Print)

ADDRESS (Number and street)

City, State and Zip Code

NOTE:

FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY CASH PAYMENT MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

U.S. HOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED THE “AWAITING TIN” BOX IN PART 2 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payer by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer.

Social Security numbers have nine digits separated by two hyphens: i.e., 000-000-000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the NAME and SOCIAL SECURITY or EMPLOYER IDENTIFICATION number of

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or single-owner LLC	The owner(3)

For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION number of

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporate or LLC electing corporate status on Form 8832	The corporation

8. Association, club, religious, charitable, educational or other tax-exempt organization	The organization

9. Partnership or multi-member LLC	The partnership

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)         List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)         Circle the minor’s name and furnish the minor’s SSN.

(3)         Show the name of the individual owner. Use either SSN or EIN.

(4)        List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9 (PAGE 2)

How to Get a TIN

To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Business Topics. Use Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Form SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write “Applied For” in Part 1, check the “Awaiting TIN” Box in Part 2, sign and date the form in the two spaces indicated, and return it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 calendar days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 calendar days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and return it to the payer.

Payees Exempt from Backup Withholding

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations generally are exempt from backup withholding.

Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the “Exempt” Box in Part 2, and sign and date the form.

Exempt Payees

Backup withholding is not required on any payments made to the following payees:

(1)         An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

(2)         The United States or any of its agencies or instrumentalities.

(3)         A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(4)        A foreign government or any of its political subdivisions, agencies, or instrumentalities.

(5)         An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

(6)         A corporation.

(7)         A foreign central bank of issue.

(8)         A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(9)         A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)  A real estate investment trust.

(11)  An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)  A common trust fund operated by a bank under section 584(a).

(13)  A financial institution.

(14)  A middleman known in the investment community as a nominee or custodian.

(15)  A trust exempt from tax under section 664 or described in section 4947.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding.

FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Privacy Act Notice. Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Penalties

Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a US$500 penalty.

Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

INSTRUCTIONS

1. Use of Letter of Transmittal

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Augusta Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Purchaser recommends that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2. Signatures

This Letter of Transmittal must be completed and signed by the holder of Augusta Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)              If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)              If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)                                              such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                           the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc.  Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States,  members of the Investment Industry Regulatory Organization of Canada, members  of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Purchasers or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)              If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)              If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)               No alternative, conditional or contingent deposits will be accepted.

(d)              The Amalgamation and any agreement in connection with the Amalgamation will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)               Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at its office at the address listed below.

6. Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented Augusta Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration payable to such person in accordance with this Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such consideration is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Amalco, Hudbay and the Depositary (acting reasonably) in such sum as Hudbay may direct, or otherwise indemnify Amalco and Hudbay in a manner satisfactory to Amalco and Hudbay, acting reasonably, against any claim that may be made against Hudbay or Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

7. Substitute Form W-9 — U.S. Shareholders

In order to avoid “backup withholding” of United States income tax on cash payments made on the Augusta Shares, a Shareholder that is a U.S. holder (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the Substitute Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, that such Shareholder is a U.S. person (including a U.S. resident alien), and that the FATCA code(s) entered on this form (if any) indicating that the holder is exempt from FATCA reporting is correct. If the correct TIN is not provided or if any other information is not correctly provided, cash payments made with respect to the Augusta Shares may be subject to backup withholding of 28%. For the purposes of this Letter of Transmittal, a “U.S. holder” means: a beneficial owner of Augusta Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S.

persons) are not subject to backup withholding. A Shareholder that is a U.S. holder should consult his or her tax advisor as to the shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual’s social security number.

The “Awaiting TIN” box of the substitute Form W-9 may be checked if a Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the “Awaiting TIN” box is checked, the Shareholder that is a U.S. holder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a Shareholder that is a U.S. holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN within 60 days, such Shareholder will be subject to backup withholding at a rate of 28% on any cash payments until a TIN is provided.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

A Shareholder that has a U.S. address but is not considered a U.S. holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury, a copy of which is available from the Depositary upon request.

8. Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services to its clients, the Depositary receives non-public personal information about its clients - from transactions it performs for its clients, forms its clients provide to the Depositary, and other communications the Depositary has with its clients or their representatives, etc. This information could include names, addresses, social insurance numbers, securities holdings and other financial information. The Depositary uses this  information to administer accounts, to better serve clients’ needs and for other lawful purposes relating to its services. Some of the information may be transferred to service providers in the U.S.A. for data processing and/or storage. The Depositary has prepared a Privacy Code to inform its clients regarding its information practices, how its clients privacy is protected and how to contact its Chief Privacy Officer. It is available at http://equityfinancialtrust.com/, or by writing the Depositary at 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1. The Depositary will use the information provided by its clients in order to process requests and will treat signature(s) as consent to the Depositary carrying out such requests.

The Depositary is:

By Mail, Registered Mail, Hand or Courier

200 University Avenue, Suite 300

Toronto ON M5H 4H1

Attention:  Corporate Actions

Inquiries

Toll Free (North America): 1-866-393-4891

Local: 416-361-0152

Facsimile: 416-361-0470

E-mail: corporateactions@equityfinancialtrust.com